July 11, 2014
Writer's Direct Contact
+1 (202) 887-1585
slesmes@mofo.com

Mr. Asen Parachkevov, Esq.
Division of Investment Management
U.S. Securities & Exchange Commission
100 F Street, NE
Washington, DC 20549-4720

Re:	Post-Effective Amendment No. 8 - Triangle Capital Corporation (File No. 812-00733)
Dear Mr. Parachkevov:
On behalf of Triangle Capital Corporation (“Triangle” or the “Company”), and in response to an oral comment received from the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “Commission”) on July 9, 2014 (the “Comment”) relating to Post-Effective Amendment No. 8 (“PEA 8”) to the Company’s Registration Statement filed on Form N-2 on June 27, 2014, we submit this letter containing the Company’s responses to the Staff’s Comment.

Legal Comment

1.
Comment: The Staff requested that the Company provide the assumptions upon which it based the decision to reflect only a hypothetical note offering, and not a hypothetical convertible securities offering, in footnote number 5 to the Fee and Expense table on page 8 of PEA 8.

Response: Based on its current understanding of the market and its current expectations of its capital needs, the Company believes that, if and to the extent it offers securities in the next twelve months, it is more likely that they would offer notes similar to existing Senior Notes rather than convertible securities. Thus, they focused the hypothetical on such a potential offering.
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The Company hereby acknowledges that:
A.    The Company is responsible for the adequacy and accuracy of the disclosure in its filings with the Commission;

Asen Parachkevov, Esq.
July 11, 2014

B.    The Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to such filings; and
C.    The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
We very much appreciate your attention to this matter. Please do not hesitate to call Kelley Howes at (303) 592-2237 or me at (202) 887-1585, if you have any questions or require any additional information.

Sincerely,

   /s/ Scott Lesmes
Scott Lesmes

cc: Steven C. Lilly, Triangle Capital Corp.
John A. Good, Esq
Kelley A. Howes, Esq.

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